

N° Z 24-84.091 F-B **N° 00155**

GM **4 FÉVRIER 2026**

REJET

N°26-1201

M. BONNAL président,

RÉPUBLIQUE FRANÇAISE

AU NOM DU PEUPLE FRANÇAIS

ARRÊT DE LA COUR DE CASSATION, CHAMBRE CRIMINELLE, DU 4 FÉVRIER 2026

La société Natixis a formé un pourvoi contre l'arrêt de la cour d'appel de Paris, chambre 2-14, en date du 7 mai 2024, qui, pour diffusion d'information fausse ou trompeuse, l'a condamnée à 2 000 000 euros d'amende et a prononcé sur les intérêts civils.

Des mémoires, en demande et en défense, ainsi que des observations complémentaires, ont été produits.

Sur le rapport de M. Samuel, conseiller, les observations de la SCP Waquet, Farge, Hazan et Féliers, avocat de la société Natixis, les observations du cabinet Rousseau et Tapie, avocat de Mme Françoise Brossier, MM. Fernand Hoff, Gérard Thiel, les observations de la SCP Gaschignard, Loiseau et Massignon, avocat de l'association pour la défense des actionnaires minoritaires, et les conclusions de M. Bougy, avocat général, après débats en l'audience publique du 7 janvier 2026 où étaient présents M. Bonnal, président, M. Samuel, conseiller rapporteur, M. Wyon, conseiller de la chambre, et M. Maréville, greffier de chambre,

la chambre criminelle de la Cour de cassation, composée en application de l'article 567-1-1 du code de procédure pénale, des président et conseillers précités, après en avoir délibéré conformément à la loi, a rendu le présent arrêt.

Faits et procédure

1. Il résulte de l'arrêt attaqué et des pièces soumises à l'examen de la Cour de cassation ce qui suit.

2. Des actionnaires de la société Natixis ont porté plainte et se sont constitués partie civile en dénonçant diverses infractions imputées à cet établissement bancaire.

3. À l'issue de l'information ouverte sur ces faits, cette société a été renvoyée devant le tribunal correctionnel du chef de diffusion d'information fausse ou trompeuse pour avoir répandu dans le public des informations fausses ou trompeuses sur les perspectives ou la situation d'un émetteur dont les titres sont négociés sur un marché réglementé, de nature à agir sur les cours.

4. Il lui était plus spécialement reproché d'avoir, en tant que société cotée sur le marché Euronext, notamment diffusé ou fait diffuser un communiqué de presse en date du 25 novembre 2007 intitulé « Résultats au 30 septembre 2007 », qui, d'une part, indiquait que les risques relatifs aux expositions indirectes qu'elle portait sur le subprime étaient « limités », terme de nature à induire le lecteur en erreur sur sa situation réelle d'exposition, d'autre part, minorait son exposition à la crise des subprimes d'au moins 1 234 000 000 euros par la mention d'une exposition indirecte de 356 000 000 euros à travers un portefeuille de produits structurés comportant une part de subprime (*collaterized debt obligation of asset backed securities* ou CDO d'ABS), alors qu'elle s'élevait, en réalité, à au moins 1 590 000 000 euros, montages inclus, notamment en ne mentionnant pas les risques afférents aux opérations Ischus, Stack, Point Pleasant, NBS2 et à une partie de l'opération Odeon 1, et, enfin, mettait ainsi le public dans l'impossibilité d'anticiper la dégradation potentielle de ses résultats à venir.

5. Les juges du premier degré ont déclaré la prévenue coupable et ont prononcé sur les intérêts civils.

6. La prévenue, le ministère public et des parties civiles ont relevé appel de cette décision.

Examen des moyens

Sur les troisième, quatrième, cinquième, sixième et septième moyens

7. Ils ne sont pas de nature à permettre l'admission du pourvoi au sens de l'article 567-1-1 du code de procédure pénale.



Sur le premier moyen

Enoncé du moyen

8. Le moyen critique l'arrêt attaqué en ce qu'il a déclaré la société Natixis coupable de diffusion d'informations fausses ou trompeuses sur les perspectives d'un émetteur dont les titres sont négociés sur un marché réglementé de nature à agir sur les cours et est entré en voie de condamnation pénale et civile à son encontre, alors :

« 1°/ que le contenu même du communiqué litigieux en date du 25 novembre 2007, portant sur les comptes de la banque arrêtés au 30 septembre 2007, n'était, en ce qui concerne l'annonce d'un risque lié au subprime soumis à aucune norme particulière ; Natixis avait décidé de communiquer non sur l'étendue de ses expositions nominales au subprime mais sur le risque de dépréciation que pouvaient entrainer certaines de ses expositions ; il résulte de l'arrêt attaqué lui-même (p. 213) que la banque devait donner à ses actionnaires des informations sur les risques subprime tels qu'ils existaient au 30 septembre 2007, et était libre d'utiliser l'une ou l'autre des deux notions de risque ou d'exposition ; néanmoins, la cour d'appel fait grief à la banque précisément d'avoir communiqué sur le risque et non sur l'exposition au subprime en énonçant que la banque ne pouvait pas justifier de concentrer sa communication sur le seul risque et non sur l'exposition subprime comme elle l'a fait (arrêt p. 211) ; que s'agissant des opérations NBS.2 et Point Pleasant, la banque aurait dû expliquer le choix de ne communiquer que sur le risque (arrêt p. 223) ; que les chiffres d'exposition au subprime étaient connus dans Ischus et Stack, et auraient pu être intégrés dans le communiqué (arrêt p. 213) ; et que l'emploi du terme « limité » était trompeur au regard de l'importance des encours subprime (arrêt p.234); en se substituant ainsi à la banque pour déterminer quel aurait dû être l'objet de la communication opérée, pour lui faire grief de n'avoir pas parlé des expositions subprime mais simplement des risques créés par ces expositions, la cour d'appel a excédé ses pouvoirs, violé le principe de la liberté d'entreprendre et l'article 465-2 du code monétaire et financier dans sa rédaction applicable à la cause ;

2°/ que le caractère trompeur d'une information ne peut être apprécié que par rapport à l'objet même de l'information en cause, et non à l'aune d'éléments factuels que cette information n'a jamais entendu délivrer ; en faisant grief à la banque de n'avoir pas correctement délivré une information sur l'exposition au subprime quand la banque a clairement communiqué sur les opérations qu'elle estimait risquées à raison de cette exposition, la cour d'appel a violé l'article 465-2 du code monétaire et financier dans sa rédaction applicable à la cause.

3°/ que le communiqué litigieux énonçait clairement, s'agissant des « expositions indirectes » au subprime, que la banque indiquait « les risques portés par Natixis sur le subprime » ; il n'entendait donc pas donner une indication sur l'étendue des expositions subprime dont la banque considérait alors qu'elles n'étaient pas « à risque » ; plus particulièrement la formule « un portefeuille de CDO d'ABS d'un montant de 356.000.000 € au 30 septembre 2007 comportant une part de subprime », rapprochée de l'indication qu'il s'agissait de l'appréciation d'un risque, et que ce portefeuille avait fait l'objet d'un ajustement de valeur était dépourvue de toute ambiguïté quant à la portée du communiqué établi en termes de risques ; en considérant que le communiqué aurait été ambigu, la cour d'appel l'a dénaturé en violation du principe selon lequel les juges ne doivent pas dénaturer les documents de la cause et a violé l'article 593 du code de procédure pénale ;

4°/ que ne peut constituer une information fausse ou trompeuse la communication d'un chiffre, dont il s'avère après la communication, qu'à la date de celle-ci, il était exact ; en affirmant (p. 215) que la question de la véracité a posteriori des chiffres relatifs à l'exposition au crédit subprime n'est pas en cause, que seule compte la sincérité des chiffres au moment de l'élaboration du communiqué, chiffre inexact « non dans l'absolu mais par rapport à la connaissance de la banque à la date du communiqué », la cour d'appel a fait de la « sincérité » de la banque une condition qui ne figure pas parmi les éléments constitutifs de l'infraction, laquelle n'incrimine que les informations fausses ou trompeuses, ces caractéristiques devant être appréciées objectivement, peu important ce que l'informateur a « cru » ou non à propos des informations données ; la cour d'appel a encore violé le texte précité. »



Réponse de la Cour

9. Pour caractériser le caractère faux ou trompeur de l'information délivrée par la société Natixis et confirmer le jugement l'ayant déclarée coupable, l'arrêt attaqué énonce que le communiqué du 25 novembre 2007 est profondément ambigu en ce qu'il mélange les notions, pourtant distinctes, d'exposition au subprime et de risque.

10. Les juges précisent que l'exposition, qui recouvre la totalité des encours de la banque sur un engagement déterminé, en l'espèce les prêts hypothécaires américains, a une valeur mathématique certaine et que son montant n'est pas susceptible de varier selon une quelconque appréciation, tandis que le risque consiste dans la probabilité que les prêts hypothécaires fassent défaut, de sorte que la communication sur le risque a une valeur informative différente de celle sur l'exposition puisqu'en fonction de la pertinence de la méthode d'évaluation et de la prudence des anticipations, un même encours d'exposition aux crédits hypothécaires peut être considéré comme à risque ou non.

11. Ils relèvent que ces deux notions sont incompatibles entre elles et que si la banque est libre d'utiliser l'une ou l'autre, encore faut-il que l'actionnaire soit averti de la nature de l'information qui lui est donnée.

12. Ils observent, s'agissant des opérations NBS2 et Point Pleasant, que si le choix de communiquer sur les seules expositions les plus risquées pouvait s'entendre, il aurait fallu que ce choix soit indiqué et que, à défaut, les chiffres communiqués sur ces deux montages ne pouvaient être interprétés que comme indiquant la totalité de l'exposition subprime de la société, ce qui était trompeur car l'exposition présentée n'incluait pas la quote-part supbrime de ces deux montages pour 155 000 000 euros.

13. Ils retiennent, s'agissant des CDO d'ABS, que la banque ne peut justifier d'avoir concentré sa communication sur le seul risque et non sur l'exposition subprime par la crainte que ces produits ne soient assimilés dans leur totalité à des produits ne comportant que des prêts hypothécaires, dès lors qu'elle s'estimait capable de chiffrer leur quote-part subprime.

14. Ils en déduisent qu'en ne communiquant que sur les subprimes qu'elle estimait « à risque » et en ne donnant pas le montant des expositions subprime, la banque a diffusé une information trompeuse, en ce que l'actionnaire, ainsi privé de la possibilité de faire sa propre analyse des risques subprime, pouvait croire que les encours dits à risque représentaient les encours nominaux, soit un montant de 356 000 000 euros, alors qu'ils s'élevaient en réalité, selon le rapport de l'Autorité des marchés financiers (AMF), à 1 590 000 000 euros comprenant une quote-part subprime de 668 000 000 euros.

15. Les juges relèvent encore que, pour communiquer une information précise et sincère, la société, qui avait fait le choix de donner une appréciation sur ses perspectives de résultat dans la continuité des communiqués antérieurs où elle avait avisé le marché d'une perspective de 2 100 000 000 euros de résultat pour 2007, devait donner à ses actionnaires des informations sur ses risques subprime en prenant en compte toutes les données dont elle avait connaissance avant le 25 novembre et sans passer sous silence celles qui avaient un impact sur les prévisions de résultat.

16. Ils soulignent à cet égard que les chiffres figurant dans le communiqué étaient inexacts non dans l'absolu, mais par rapport à la connaissance qu'en avait la société et que, les éléments constitutifs de l'infraction devant être analysés à la date des faits, il est impossible de soutenir qu'une information qu'elle savait fausse à la date du communiqué ne constituerait pas le délit au motif que cette fausseté aurait été contrebalancée par d'autres informations ultérieures.



17. La cour d'appel ajoute que le terme de risque « limité » utilisé dans le communiqué était également trompeur au regard de l'importance des encours subprime et de leur sensibilité par rapport aux prévisions de résultat.

18. Elle précise que ce caractère trompeur était particulièrement caractérisé en ce que, outre l'importante minoration des expositions, ce communiqué banalisait un risque dont la banque savait que la probabilité de réalisation était élevée, notamment compte tenu de l'ampleur des pertes prévisibles sur les seuls CDO (collateralized debt obligations) sensibles, qui ne résistaient pas aux tests, mais également sur les conduits.

19. Elle relève que l'estimation de perte à 450 000 000 euros contredisait le terme « limité » puisque ce risque représentait un quart de la prévision du résultat.

20. Elle ajoute que la présentation même du communiqué a eu pour conséquence de donner une image de la banque qui n'était pas exacte, car cette dernière savait qu'elle supportait des risques subprime qui étaient bien supérieurs aux chiffres communiqués et la classaient dans une activité à risque comme étant la première intervenante française sur l'activité de titrisation aux Etats-Unis, et non comme une banque classique du groupe Banques populaires Caisse d'épargne auquel elle appartenait.

21. En l'état de ces énonciations, dénuées d'insuffisance comme de contradiction, la cour d'appel a justifié sa décision pour les motifs qui suivent.

22. D'une part, elle a analysé, comme elle le devait, la nature et la portée des informations diffusées à la date du communiqué.

23. D'autre part, elle a mis en évidence, sans dénaturer ce communiqué, la confusion entre exposition et risque dans laquelle la société a placé volontairement les actionnaires.

24. Enfin, loin de se substituer à la société quant à la détermination de l'objet de la communication, elle a caractérisé en quoi, dans le cadre de l'objet ainsi présenté, l'ambiguïté des termes utilisés en connaissance de cause et les omissions volontaires d'informations connues à la date du communiqué avaient affecté objectivement la présentation de la réalité de la situation financière de la société au regard des subprimes, au point de revêtir un caractère faux ou trompeur.

25. Dès lors, le moyen ne saurait être accueilli.

Sur le deuxième moyen

Enoncé du moyen



26. Le moyen critique l'arrêt attaqué en ce qu'il a déclaré la société Natixis coupable de diffusion d'informations fausses ou trompeuses sur les perspectives d'un émetteur dont les titres sont négociés sur un marché réglementé de nature à agir sur les cours et est entré en voie de condamnation pénale et civile à son encontre, alors « que, pour être punissable, l'information supposée inexacte doit avoir eu un effet déterminant sur l'évolution des cours ; pour considérer que tel aurait été le cas, la cour d'appel s'est fondée sur le fait que le communiqué postérieur du 14 février 2008 avait remis en cause la prévision de résultat antérieur et faisait état de dépréciations sur les actifs subprime passés à hauteur de 817 millions (arrêt p. 237) ; lors de la diffusion du communiqué du 25 novembre 2007, le cours de bourse avait chuté de 5 %, lors de l'annonce de l'avertissement sur résultat du 14 février 2008, le cours chutait de 11 % ; après le 14 février 2008, les analystes avaient été surpris par l'ampleur des pertes et avaient exprimé des doutes sur la complétude des communiqués antérieurs ; le communiqué du 25 novembre 2007 dont l'objectif était de rendre crédible un risque subprime limité, a atteint son but (...) ; à l'inverse, le communiqué du 14 février 2008 a permis au marché de prendre conscience de l'ampleur et de la profondeur des risques subprime de Natixis (...) ; si la banque n'avait pas drastiquement minoré ces encours et présenté sa situation avec une plus grande prudence, le marché aurait nécessairement réagi différemment (arrêt p. 238) ; cependant ces motifs ne caractérisent absolument pas un effet quelconque des informations litigieuses sur l'évolution du cours, dès lors qu'ils se placent à une date autre que celle du communiqué, c'est-à-dire au 14 février 2008, sans aucun égard pour l'évolution de la crise entre les dates des deux communiqués, ni sur les raisons des modifications des annonces qu'ils contenaient, et que la cour d'appel procède par voie d'affirmation sans dire en quoi une information supposée plus alarmiste en novembre 2007 aurait affecté différemment le marché, quand elle constate que l'action de Natixis a déjà baissé de 5 % entre le communiqué de novembre 2007 ; la cour d'appel a ainsi violé les articles 465-2 du code monétaire et financier dans sa rédaction applicable à la cause et l'article 593 du code de procédure pénale. »

Réponse de la Cour

27. Pour dire que les informations fausses ou trompeuses contenues dans le communiqué du 25 novembre 2007 avaient été de nature à agir sur les cours du titre Natixis, l'arrêt attaqué, après avoir rappelé, par motifs propres ou adoptés, l'ensemble des données factuelles sur lesquelles il s'appuie, énonce que les premiers juges ont considéré à juste titre que l'ampleur des omissions dans ce communiqué, la revendication qui y était faite d'une exposition limitée au subprime, l'absence de mentions claires d'une exposition au niveau des conduits et la mise en avant de la faiblesse de l'exposition par rapport aux autres groupes français étaient de nature à influer sur le cours de l'action puisque les investisseurs avaient été faussement



Katia RAPINEL-TOMBOIS Expert près la Cour d'appel de Versailles Tél : 01 42 89 40 70 Traductrice interprète anglais-allemand

rassurés par un niveau de risque faible sur un secteur potentiellement sensible.

28. Les juges ajoutent que le communiqué du 25 novembre dont l'objectif était, tant par sa présentation que par les montants en jeu, de rendre crédible un risque subprime « limité » a atteint son but puisqu'aucun analyste n'a perçu un risque majeur ou dégradé fortement sa recommandation, l'évolution du cours reflétant, dans un marché baissier, un attentisme souligné par l'AMF.

29. Ils précisent qu'à l'inverse, le communiqué du 14 février 2008 a permis au marché de prendre conscience de l'ampleur et de la profondeur des risques subprime de Natixis et que, si la dégradation de ses résultats alors constatée découle d'une dégradation continue du marché du subprime, ce phénomène était prévisible et que la fausseté de l'information contenue dans le communiqué du 25 novembre en a retardé la prise de conscience.

30. Ils retiennent encore que si la banque n'avait pas drastiquement minoré ses encours et présenté sa situation avec une plus grande prudence, le marché aurait nécessairement réagi différemment.

31. Ils en concluent que, comme l'ont analysé les premiers juges et l'AMF, la fausseté de l'information du communiqué du 25 novembre a eu un impact sur le cours de bourse.

32. En l'état de ces énonciations, la cour d'appel a justifié sa décision pour les motifs qui suivent.

33. En premier lieu, elle n'avait pas à rechercher si l'information dont elle avait constaté la fausseté avait eu un effet déterminant sur l'évolution des cours, les dispositions de l'article 465-2 du code monétaire et financier n'exigeant pas la caractérisation d'une telle circonstance.

34. En deuxième lieu, elle a, sans insuffisance ni contradiction, mis en évidence que l'information en cause avait été de nature à agir sur les cours.

35. En troisième et dernier lieu, elle a, au surplus, suffisamment mis en évidence qu'en l'espèce, le marché aurait réagi différemment si l'information communiquée n'avait pas été fausse ou trompeuse, en constatant que cette dernière avait retardé l'appréciation du marché sur une évolution économique prévisible et qui s'est ultérieurement réalisée.

36. Dès lors, le moyen doit être écarté.

37. Par ailleurs, l'arrêt est régulier en la forme.



PAR CES MOTIFS, la Cour :

REJETTE le pourvoi ;

FIXE à 2 500 euros la somme que la société Natixis devra payer à l'association pour la défense des actionnaires minoritaires en application de l'article 618-1 du code de procédure pénale ;

FIXE à 2 500 euros la somme que la société Natixis devra payer aux parties représentées par le Cabinet Rousseau et Tapie en application de l'article 618-1 du code de procédure pénale ;

Ainsi fait et jugé par la Cour de cassation, chambre criminelle, et prononcé par le président en son audience publique du quatre février deux mille vingt-six.



No Z 24-84.091 F-B **No 00155**

GM **4 FEBRUARY 2026**

REJECTION

Mr BONNAL, Presiding Judge,

FRENCH REPUBLIC

ON BEHALF OF THE FRENCH PEOPLE

JUDGMENT OF THE COURT OF CASSATION, CRIMINAL DIVISION, OF 4 FEBRUARY 2026

Natixis lodged an appeal against the judgment of the Paris Court of Appeal, Chamber 2-14, dated 7 May 2024, which, for dissemination of false or misleading information, ordered it to pay a fine of €2,000,000 and ruled on civil interests.

Pleadings for the plaintiff and defendant, as well as additional observations, were produced.

On the report of Mr Samuel, judge, the observations of SCP Waquet, Farge, Hazan et Féliers, lawyer for Natixis, the observations of Rousseau et Tapie, lawyer for Ms Françoise Brossier, Mr Fernand Hoff, Mr Gérard Thiel, the observations of SCP Gaschignard, Loiseau et Massignon, lawyer for the association for the defence of minority shareholders, and the submissions of Mr Bougy, general counsel, after debates at the public hearing of 7 January 2026 where Mr Bonnal, presiding judge, Mr Samuel, reporting judge, Mr Wyon, judge of the chamber, and Mr Maréville, clerk of the chamber, were present,

the Criminal Division of the Court of Cassation, composed pursuant to Article 567-1-1 of the French Code of Criminal Procedure, of the aforementioned Presiding Judge and Judges, after deliberating in accordance with the law, handed down this judgment.

Facts and proceedings

1. The following emerges from the contested judgment and the documents submitted for examination by the Court of Cassation.

2. Shareholders of Natixis filed a complaint and filed a civil claim by reporting various offences attributed to this banking institution.

3. Following the open investigation of these facts, this company was sent the criminal court on the charge of disseminating false or misleading information for having distributed to the public false or misleading information about the prospects or situation of an issuer whose securities are traded on a regulated market, likely to affect prices.

4. In particular, it was accused of having, as a company listed on the Euronext market, in particular published or had published a press release dated 25 November 2007 entitled "Results as at 30 September 2007", which, on the one hand, indicated that the risks relating to the indirect exposures it related to the subprime were "limited", a term likely to mislead the reader about its actual exposure situation, and on the other hand, reduced its exposure to the subprime crisis by at least €1,234,000,000 by mentioning an indirect exposure of €356,000,000 through a portfolio of structured products comprising a subprime portion *(collaterized debt obligation of asset backed securities* or CDO of ABS), whereas it amounted, in reality, to at least €1,590,000,000, including arrangements, in particular by not mentioning the risks relating to the Ischus, Stack, Point Pleasant, NBS2 transactions and part of the Odeon 1 transaction, and, lastly, making it impossible for the public to anticipate the potential deterioration of its future results.

5. The first-degree judges found the defendant guilty and ruled on civil interests.

6. The defendant, the public prosecutor and the civil parties appealed this decision.

Examination of the arguments

On the third, fourth, fifth, sixth and seventh arguments

7. They are not likely to allow the appeal to be admitted within the meaning of Article 567-1-1 of the French Code of Criminal Procedure.



On the first argument

<u>*Wording of the argument*</u>

8. The argument criticises the contested judgment in that it found Natixis guilty of disseminating false or misleading information on the prospects of an issuer whose securities are traded on a regulated market likely to affect prices and issued a criminal and civil sentence against it, then:

"1°/ that the very content of the press release at issue dated 25 November 2007, relating to the bank's accounts as at 30 September 2007, was not, with regard to the announcement of a subprime risk subject to any particular standard; Natixis had decided to communicate not on the extent of its nominal subprime exposures but on the risk of impairment that some of its exposures could entail; it results from the contested judgment itself (p. 213) that the bank had to give its shareholders information on the subprime risks as they existed on 30 September 2007, and was free to use either of the two concepts of risk or exposure; nevertheless, the Court of Appeal criticises the bank precisely for having communicated on the risk and not on the subprime exposure by stating that the bank could not justify concentrating its communication on the risk alone and not on the subprime exposure as it did (judgment p. 211); that with regard to the NBS.2 and Point Pleasant transactions, the bank should have explained the choice to communicate only on the risk (judgment p. 223); that the subprime exposure figures were known for Ischus and Stack, and could have been included in the press release (judgment p. 213); and that the use of the term "limited" was misleading with regard to the extent of subprime outstanding amounts (judgment p. 234); by thus replacing the bank to determine what should have been the subject of the disclosure made, to criticise it for not having mentioned subprime exposures but simply the risks created by these exposures, the Court of Appeal exceeded its powers, violated the principle of freedom of enterprise and Article 465-2 of the French Monetary and Financial Code in its wording applicable to the case;

2°/ that the misleading nature of information can only be assessed in relation to the very purpose of the information in question, and not in the light of factual elements that this information never intended to provide; by criticising the bank for not having correctly provided information on the subprime exposure when the bank clearly communicated on the transactions that it considered risky due to this exposure, the Court of Appeal violated Article 465-2 of the French Monetary and Financial Code in its wording applicable to the case.



3°/ that the press release at issue clearly stated, with regard to "indirect exposures" to subprime, that the bank indicated "the risks borne by Natixis on the subprime"; it therefore did not intend to give an indication of the extent of the subprime exposures which the bank considered were not "at risk"; more specifically the wording "a CDO of ABS portfolio of €356,000,000 as at 30 September 2007 including a share of subprime", reconciled with the indication that it was the assessment of a risk, and that this portfolio had been the subject of a value adjustment was devoid of any ambiguity as to the scope of the press release established in terms of risks; considering that the press release was ambiguous, the Court of Appeal distorted it in violation of the principle that judges must not distort the documents of the case and violated Article 593 of the French Code of Criminal Procedure;

4°/ that the communication of a figure, which turns out after the communication, was accurate on the date of the communication, cannot constitute false or misleading information; by stating (p. 215) that the question of the veracity a posteriori of the figures relating to the exposure to subprime credit is not at issue, that only the sincerity of the figures at the time of the preparation of the press release is taken into account, an inaccurate figure "not in absolute terms but in relation to the knowledge of the bank on the date of the press release", the Court of Appeal made the "sincerity" of the bank a condition which does not appear among the constituent elements of the offence, which only incriminates false or misleading information, these characteristics having to be assessed objectively, regardless of what the informant "believed" or not about the information given; the Court of Appeal further violated the aforementioned text."

Response of the Court

9. In order to demonstrate the false or misleading nature of the information provided by Natixis and to confirm the judgment having found it guilty, the contested judgment states that the press release of 25 November 2007 is deeply ambiguous in that it mixes the concepts, however distinct, of exposure to subprime and risk.

10. The judges specify that the exposure, which covers all of the bank's outstanding amounts on a given commitment, in this case US mortgage loans, has a certain mathematical value and that its amount is not likely to vary according to any assessment, whereas the risk consists in the probability of the mortgage loans defaulting, so that the communication on the risk has an informative value different from that on the exposure since depending on the relevance of the valuation method and the prudence of expectations, the same outstanding exposure to mortgage loans can be considered as at risk or not.

11. They note that these two concepts are incompatible with each other and that while the bank is free to use one or the other, the shareholder must still be informed of the nature of the information given to him/her.

12. They observe, with regard to the NBS2 and Point Pleasant transactions, that if the choice to disclose only the most risky exposures could have been agreed, this choice would have had to be indicated and that, failing this, the figures communicated on these two schemes could only be interpreted as indicating the entire subprime exposure of the company, which was misleading because the exposure presented did not include the excess share of these two schemes for €155,000,000.

13. They hold, with regard to CDO of ABS, that the bank cannot justify having concentrated its communication on the risk alone and not on the subprime exposure due to the fear that these products would be considered in their entirety products containing only mortgage loans, since it considered itself capable of quantifying their subprime share.

14. They deduce from this that by only communicating on the subprime that it considered "at risk" and by not giving the amount of the subprime exposures, the bank disseminated misleading information, in that the shareholder, thus deprived of the possibility of carrying out his/her own analysis of the subprime risks, could believe that the so-called at risk outstanding amounts represented the nominal outstanding amounts, i.e. an amount of €356,000,000, whereas they actually amounted, according to the report of the French Financial Markets Authority (AMF), to €1,590,000,000 including a subprime share of €668,000,000.

15. The judges also note that, in order to provide accurate and sincere information, the company, which had chosen to give an assessment of its profit outlook in the continuity of previous press releases where it had advised the market of a profit outlook of €2,100,000,000 for 2007, had to give its shareholders information on its subprime risks taking into account all the data of which it was aware before 25 November and without ignoring those which had an impact on the profit forecasts.

16. They stress in this respect that the figures contained in the press release were inaccurate not in absolute terms, but in relation to the knowledge that the company had of them and that, since the constituent elements of the offence had to be analysed on the date of the facts, it is impossible to argue that information that it knew to be false on the date of the press release would not constitute the offence on the grounds that this falsity would have been offset by other subsequent information.

17. The Court of Appeal added that the term "limited" risk used in the press release was also misleading given the size of subprime outstanding amounts and their sensitivity in relation to earnings forecasts.

18. It states that this misleading nature was particularly demonstrated in that, in addition to the significant reduction in exposures, this press release trivialised a risk that the bank knew was likely to materialise, particularly given the extent of foreseeable losses only on sensitive collateralized debt obligations (CDOs), which did not withstand tests, but also on conduits.

19. It notes that the estimated loss of 450,000,000 euros contradicted the term "limited" since this risk represented a quarter of the profit forecast.

20. It adds that the very presentation of the press release had the consequence of giving an image of the bank that was not accurate, because the latter knew that it bore subprime risks that were much higher than the figures communicated and classified it as a risky activity as being the leading French player in the securitisation activity in the United States, and not as a traditional bank of the Banques populaires Caisse d'Epargne group to which it belonged.

21. Given these statements, devoid of insufficiency or contradiction, the Court of Appeal justified its decision as follows.

22. On the one hand, it analysed, as it should, the nature and scope of the information disseminated on the date of the press release.

23. On the other hand, it highlighted, without distorting this press release, the confusion between exposure and risk in which the company deliberately placed the shareholders.

24. Lastly, far from replacing the company with regard to determining the purpose of the communication, it demonstrated how, in the context of the purpose thus presented, the ambiguity of the terms used in full knowledge of the facts and the voluntary omissions of information known on the date of the communication had objectively affected the presentation of the reality of the financial situation of the company with regard to subprimes, to the point of being false or misleading.

25. Therefore, the argument cannot be accepted.

On the second argument

<u>Wording of the argument</u>



26. The argument criticises the contested judgment in that it found Natixis guilty of disseminating false or misleading information on the prospects of an issuer whose securities are traded on a regulated market likely to affect prices and issued a criminal and civil conviction against it, whereas "in order to be punishable, the information supposedly inaccurate must have had a decisive effect on the evolution of prices; in order to consider that this would have been the case, the Court of Appeal relied on the fact that the subsequent press release of 14 February 2008 had called into question the previous profit forecast and reported impairments on past subprime assets in the amount of 817 million (judgment p. 237); when the press release of 25 November 2007 was published, the share price had fallen by 5%, when the profit warning was announced on 14 February 2008, the price fell by 11%; after 14 February 2008, analysts had been surprised by the extent of the losses and had expressed doubts about the completeness of previous press releases; the press release of 25 November 2007, the objective of which was to make a limited subprime risk credible, achieved its objective (...); conversely, the press release of 14 February 2008 enabled the market to become aware of the extent and depth of Natixis's subprime risks (...); if the bank had not drastically reduced these outstanding amounts and presented its situation with greater caution, the market would necessarily have reacted differently (judgment p. 238); however, these reasons do not establish any effect whatsoever of the information in question on the evolution of the price, since they take place on a date other than that of the press release, i.e. on 14 February 2008, without any regard for the evolution of the crisis between the dates of the two press releases, or on the reasons for the changes to the announcements they contained, and the Court of Appeal proceeds by way of affirmation without stating how a supposedly more alarmist information in November 2007 would have affected the market differently, when it notes that Natixis's share price has already fallen by 5% between the press release of November 2007; the Court of Appeal thus violated Articles 465-2 of the French Monetary and Financial Code in its wording applicable to the case and Article 593 of the French Code of Criminal Procedure."

Response of the Court

27. To state that the false or misleading information contained in the press release of 25 November 2007 had been likely to affect the prices of the Natixis share, the contested judgment, after recalling, for specific or adopted reasons, all the factual data in support of its reasoning, states that the first judges rightly considered that the extent of the omissions in this press release, the claim made therein of limited exposure to subprime, the absence of clear indications of exposure in relation to the conduits and the highlighting of the weakness of the exposure compared to other French groups were likely to influence the share price since investors had been falsely reassured by a low level of risk on a potentially sensitive sector.

28. The judges add that the press release of 25 November, the objective of which was, both in terms of its presentation and the amounts involved, to make a "limited" subprime risk credible, has achieved its objective since no analyst perceived a major risk or significantly downgraded its recommendation, the change in the price reflecting, in a falling market, a wait-and-see attitude highlighted by the AMF.

29. They specify that, conversely, the press release of 14 February 2008 enabled the market to become aware of the scale and depth of Natixis's subprime risks and that, if the deterioration in its results then observed results from a continuous deterioration of the subprime market, this phenomenon was foreseeable and that the falsity of the information contained in the press release of 25 November delayed its awareness.

30. They also note that if the bank had not drastically reduced its outstanding amounts and presented its situation with greater caution, the market would necessarily have reacted differently.

31. They conclude that, as analysed by the first judges and the AMF, the falsity of the information in the press release of 25 November had an impact on the stock market price.

32. In the light of these statements, the Court of Appeal justified its decision for the following reasons.

33. Firstly, it did not have to investigate whether the information which it had found to be false had a decisive effect on the evolution of prices, as the provisions of Article 465-2 of the French Monetary and Financial Code do not require that such circumstance be established.

34. Secondly, it showed, without insufficiency or contradiction, that the information in question had been of a nature to affect prices.

35. Thirdly and finally, it has, moreover, sufficiently highlighted that in this case, the market would have reacted differently if the information provided had not been false or misleading, by finding that the latter had delayed the assessment of the market on a foreseeable economic development that took place subsequently.

36. Therefore, the argument must be dismissed.

37. Furthermore, the judgment meets the formal requirements.



ON THESE GROUNDS, the

Court: DISMISSES the appeal;

SETS at €2,500 the amount that Natixis must pay to the association for the defence of minority shareholders pursuant to Article 618-1 of the French Code of Criminal Procedure;

SETS at €2,500 the amount that Natixis must pay to the parties represented by Rousseau et Tapie Law Firm pursuant to Article 618-1 of the French Code of Criminal Procedure;

Thus ordered and adjudged by the Court of Cassation, criminal division, and handed down by the presiding judge at his public hearing on the fourth of February two thousand and twenty-six.



Certifié conforme à l'original : *la copie*
N° d'inscription : 26 - 1 201,
Écrit en langue : française
Fait le : 13/02/ 2026